SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-77026-07

Washington Mutual MSC Mortgage,

Pass-Through Certificates

Series:2002-AR1

(Exact name of registrant as specified in its charter)

75 North Fairway Drive

Vernon Hills, Illinois 60061

(847) 549-6500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-AR1

(Title of each class of securities covered by this Form)

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-AR2

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-AR3

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS1

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS2

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS3

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS4

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS5

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS6

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS7

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS8

Washington Mutual MSC Mortgage Pass-Through Certificates, Series 2002-MS9

WaMu Mortgage Pass-Through Certificates, Series 2002-S1

WaMu Mortgage Pass-Through Certificates, Series 2002-S2

WaMu Mortgage Pass-Through Certificates, Series 2002-S3

WaMu Mortgage Pass-Through Certificates, Series 2002-S5

WaMu Mortgage Pass-Through Certificates, Series 2002-S6

WaMu Mortgage Pass-Through Certificates, Series 2002-S7

WaMu Mortgage Pass-Through Certificates, Series 2002-AR1

WaMu Mortgage Pass-Through Certificates, Series 2002-AR2

WaMu Mortgage Pass-Through Certificates, Series 2002-AR3

WaMu Mortgage Pass-Through Certificates, Series 2002-AR4

WaMu Mortgage Pass-Through Certificates, Series 2002-AR5

WaMu Mortgage Pass-Through Certificates, Series 2002-AR6

WaMu Mortgage Pass-Through Certificates, Series 2002-AR7

WaMu Mortgage Pass-Through Certificates, Series 2002-AR8

WaMu Mortgage Pass-Through Certificates, Series 2002-AR9

WaMu Mortgage Pass-Through Certificates, Series 2002-AR10

WaMu Mortgage Pass-Through Certificates, Series 2002-AR11

WaMu Mortgage Pass-Through Certificates, Series 2002-AR12

WaMu Mortgage Pass-Through Certificates, Series 2002-AR13

WaMu Mortgage Pass-Through Certificates, Series 2002-AR14

WaMu Mortgage Pass-Through Certificates, Series 2002-AR15

WaMu Mortgage Pass-Through Certificates, Series 2002-AR16

WaMu Mortgage Pass-Through Certificates, Series 2002-AR17

WaMu Mortgage Pass-Through Certificates, Series 2002-AR18

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

______________________________

Please place an X in the box(es) to designate the appropriate rule provision(s)relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) [ ] Rule 12h-3(b)(1)(ii) [ ]

Rule 12g-4(a)(1)(ii) [ ] Rule 12h-3(b)(2)(i) [ ]

Rule 12g-4(a)(2(i) [ ] Rule 12h-3(b)(2)(ii) [ ]

Rule 12g-4(a)(2)(ii) [ ] Rule 15d-6 [ ]

Rule 12h-3(b)(1)(i) [x]

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 1/28/2002

By:

-----------------------------------

RICHIE MOORE

SECOND VICE PRESIDENT